Mail Stop 6010

October 6, 2006

Mr. Randall Newton
Chief Financial Officer
American Security Resources Corporation
9601 Katy Freeway, Suite 220
Houston, TX 77024

      Re: American Security Resources Corporation
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Filed March 30, 2006
              Response Letter dated September 7, 2006
              File No. 000-27419

Dear Mr. Newton:

      We have reviewed the above documents and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Year Ended December 31, 2005</u>

<u>General</u>

1.   Please include the statements from the company acknowledging the following on
        EDGAR:
        •   the company is responsible for the adequacy and accuracy of the
                disclosure in the filing;
        •   staff comments or changes to disclosure in response to staff comments do
                not foreclose the Commission from taking any action with respect to the
                filing; and
        •   the company may not assert staff comments as a defense in any
                proceeding initiated by the Commission or any person under the federal
                securities laws of the United States.

<u>Financial Statements, page 12</u>

<u>General</u>

2.   We note your responses to prior comments seven, 16 and 24 in which you state
        that you reported significant revenues during 2000 – 2002. However, it appears
        that based on the changes in your operations from Computer Automation Systems
        to Kahuna Networks and finally to American Security Resources that you have re-
        entered the development stage based on the status of your current operations of
        developing your fuel cell technology. Please revise your annual and interim
        financial statements and related footnotes to fully comply with SFAS 7. That is,
        you should provide development stage disclosure for transactions beginning on
        the date that your company re-entered the development stage.

3.   As a related matter, we reissue prior comments 16 and 24.

<u>Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and</u>
<u>Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002</u>

4.   We note your proposal in response to prior comments 22 and 23 to have the
        current CEO sign the certifications as both the chief executive officer and chief
        financial officer. Pursuant to Rule 15d-14(a) each principal executive and
        principal financial officer of the issuer, or persons performing similar functions, at
        the time of filing of the report must sign a certification. Therefore, please include
        separate certifications signed by your current CEO and current CFO at the time
        you file the amended Form 10-KSB and Form 10-QSB.

Mr. Randall Newton
American Security Resources Corporation
October 6, 2006
Page 3

Form 10-Q as of June 30, 2006

Consolidated Balance Sheets

5.   We see that the available for sale investment has declined in value by approximately 96%. Please tell us why you should not recognize a charge for other than temporary impairment. Please refer to SAB Topic 5-M and paragraph 16 to SFAS 115.

Note 5- Warrants and Options

6.   Please reconcile the disclosure that you granted 6 million options under a consulting contract to the disclosure in the subsequent table which appears to include only 3 million non-employee option grants during the period.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

                                        Sincerely,

                                        Gary Todd
                                        Reviewing Accountant